Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Waters Corporation for the registration of its common stock, preferred stock, debt securities, guarantees of debt securities, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our report dated December 11, 2025, with respect to the combined financial statements of the Biosciences and Diagnostic Solutions Business of Becton, Dickinson and Company as of September 30, 2025 and 2024 and for each of the three years in the period ended September 30, 2025, incorporated by reference from Waters Corporation’s Current Report on Form 8-K dated February 9, 2026 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

March 15, 2026